[New Media Lottery Services, Inc.]

May 29, 2007

Mr. Robert Telewicz
Senior Staff Accountant
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re:	New Media Lottery Services, Inc.
Form 10-KSB/A for Fiscal Year Ended April 30, 2006
Filed September 27, 2006
Forms 10-QSB for Fiscal Quarters Ended July 31 and October 31, 2006
Filed September 19 and December 20, 2006
File No. 0-49884

Dear Mr. Telewicz:

This letter sets forth the responses of New Media Lottery Services, Inc. (“we”, “us”, the “Company” or like terms) to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission in your letter dated April 12, 2007 to Randolph H. Brownell, III, Chief Operating Officer and Chief Financial Officer of the Company, with respect to the above-referenced filings. We have duplicated the comments set forth in the comment letter in this letter and have provided responses to each comment. We hope that the responses set forth below are responsive to your questions and comments.

Form 10-KSB/A for the fiscal year ended April 30, 2006

COMMENT:

1.
We have read your responses to our prior comments 2 and 3. Please tell us how the brokerage commissions of $340,714, which resulted in net proceeds of $3,177,194, relate to the offering costs of $1,300,299 per the statement of cash flows, and how such offering costs were recorded in the financial statements.

U.S. Securities and Exchange Commission
Mr. Robert Telewicz
May 29, 2007

RESPONSE:

1.
We respectfully acknowledge the Staff’s comment and supplementally note, that the $3,177,194 is an incorrect number. It is derived from the $3,517,908 amount shown as the proceeds from issuance of common stock on the Statement of Cash Flows minus $340,757 commissions paid to the placement agent. As discussed below, the $3,517,908 figure is already net of the $340,757 commissions. For the remainder of this letter, the $340,757 shall be referred to as $331,190 due to a change in foreign currency exchange rate.

In the course of investigating the basis for the Staff’s comment, Company personnel completed a review of the manner in which it accounted for and disclosed the AIM Offering. Given that the Company has elected to file an amendment to the 10-KSB/A to properly state the net proceeds derived from the AIM Offering, management has determined to make certain other changes to the financial statement and the narrative disclosure to address certain issues relating to the AIM Offering which it detected during its investigation. Below is a summary list of all the findings related to the AIM Offering:

1)	Gross Proceeds - The gross proceeds received from the Offering were $3,750,338 rather than previously reported $3,517,908.

2)	Offering Costs - The Offering costs were $1,617,644 rather than previously reported $1,300,229.

3)
Foreign Currency - The Offering proceeds and costs were converted to US dollars using the year end April 30, 2006 conversion rate rather than the March 17, 2006 offering date. This resulted in an $84,915 adjustment to foreign currency translation and minority interest.

4)	Shares Issued - The 10-KSB/A reported 3,672,572 shares issued from the Offering. The correct number of shares issued was 4,244,850.

DISCUSSION ISSUE 1 AND 2

On the initial filing and the first amended filing, the Statement of Cash Flows, proceeds from issuance of common stock was defined as funds received from the placement agent net of their commissions. If the term gross proceeds from the issuance of common stock is defined as funds received from the investors, the amount is $3,750,338. Concurrently, the common stock offering costs would also increase by the corresponding $331,190 placement agent’s commissions to $1,617,644 on the statement of cash flows. Incorporating the currency translation adjustment with the $3,750,338 and the $1,617,664 yields a zero net effect in the statement of cash flows. Below are the Statement of Cash Flow line item changes showing the zero net effect.

U.S. Securities and Exchange Commission
Mr. Robert Telewicz
May 29, 2007

	First	Second
	Amendment	Amendment	Difference

Proceeds From Issuance of Common Stock	$3,517,908	$3,750,338	$232,430
Common Stock Offering Costs	(1,300,299)	(1,617,644)	(317,345)
Effect of Foreign Currency	(33,572)	51,343	84,915

Total			$0

As noted elsewhere herein, during March 2006, our Irish subsidiary, NM-PLC concluded a 4,244,850 share offering (the “AIM Offering”) raising an aggregate $3,750,338 using the March 17, 2006 exchange rate. The AIM offering associated costs were $1,617,644 using a March 17, 2006 exchange rate. This yielded $2,132,694 to the company.

DISCUSSION ISSUE 3

During our investigation into the above $340,714, we discovered that the offering proceeds and associated offering costs used an April 30, 2006 year end currency translation date rather than the March 17, 2006 offering date for currency translation. The revised March 17, 2006 currency translation date and the prior $340,714 now $331,190 offering cost adjustment provides the following changes to the April 30, 2006 financial statements:

	First	Second
	Amendment	Amendment	Difference

Balance Sheet

Minority Interest	$4,012,527	$3,927,612	(84,915)
Foreign Currency Translation Adjustment	(31,325)	53,590	84,915

Statement of Operations

Foreign Currency Translation Adjustment	(33,572)	51,343	84,915

Statement of Stockholders’ Deficit

Minority Interest	4,012,527	3,927,612	(84,915)
Foreign Currency Translation	(33,572)	51,343	84,915

Statement of Cash Flows

Proceeds From Issuance of Common Stock	3,517,908	3,750,338	232,430
Common Stock Offering Costs	(1,300,299)	(1,617,644)	(317,345)
Effect of Foreign Currency	(33,572)	51,343	84,915

U.S. Securities and Exchange Commission
Mr. Robert Telewicz
May 29, 2007

DISCUSSION ISSUE 4

The 10-KSB/A indicates that NM-PLC issued 3,672,572 shares in the AIM Offering. This figure excluded 572,278 shares issued to Milton Dresner and Joseph Dresner who were existing shareholders and directors. In not reporting the 572,278 shares sold the to the Dresners, the Company was attempting to reflect only new shareholders in the AIM Offering. The increase in shares sold has no effect on the financial statements except the footnotes.

DISCLOSURE CHANGES

Based on the above changes, Form 10-KSB/A will be amended as follows:

Page 2, paragraph 3, the first two sentences should be amended to read as follows:

During March 2006, our Irish subsidiary, NM-PLC concluded an offering of 4,244,850 ordinary shares (the “AIM Offering”) wherein it raised an aggregate $3,750,338 using the March 17, 2006 exchange rate. The AIM Offering associated costs were $1,617,644 using a March 17, 2006 exchange rate. This yielded $2,132,694 to the Company.

Page 12, paragraph 5, first two sentences should be amended to read as follows:

As previously described, during March 2006, our Irish subsidiary, NM-PLC concluded an offering of 4,244,850 ordinary shares (the “AIM Offering”) wherein it raised an aggregate $3,750,338 using the March 17, 2006 exchange rate. The AIM Offering associated costs were $1,617,644 using a March 17, 2006 exchange rate. This yielded $2,132,694 to the Company.

Page 23, paragraph 6, the first two sentences should be amended to read as follows:

During March 2006, our Irish subsidiary, NM-PLC concluded an offering of 4,244,850 ordinary shares (the “AIM Offering”), raising an aggregate $3,750,338 using the March 17, 2006 exchange rate. The AIM offering associated costs were $1,617,644 using a March 17, 2006 exchange rate. This yielded $2,132,694 to the Company.

U.S. Securities and Exchange Commission
Mr. Robert Telewicz
May 29, 2007

Page 26, paragraph 3, the first two sentences should be amended to read as follows:

As noted elsewhere herein, during March 2006, our Irish subsidiary, NM-PLC concluded a 4,244,850 share offering (the “AIM Offering”) raising an aggregate $3,750,338 using the March 17, 2006 exchange rate. The AIM offering associated costs were $1,617,644 using a March 17, 2006 exchange rate. This yielded $2,132,694 to the company.

Note 12 to the financial statements as revised will read as follows:

“On March 17, 2006, the Company’s subsidiary, New Media Lottery Services, Plc, sold and issued 4,244,850 ordinary shares in a public offering on the Alternative Investment Market on the London Stock Exchange. The subsidiary derived gross proceeds of $3,750,664 from the sale of the securities. Proceeds to the subsidiary after giving effect to the payment of sales commissions of $331,190 and other offering costs and expenses of $1,286,454, were $2,132,694.”

SUMMARY

Based on discussions with our auditors, Bouwhuis Morrill & Company, we will be submitting an amended April 30, 2006 form 10-KSB/A that incorporates the changes set forth in this letter, your February 22, 2007 letter and our March 19, 2007 response letter.

COMMENT:

2.
We have read your response to our prior comment 8. Please tell us whether you have warrants outstanding and, if so, please tell us and revise in future filings to disclose the terms and numbers of warrants outstanding, as well as how such warrants have been accounted for in the financial statements.

RESPONSE:

2.
We respectfully acknowledge the Staff’s comment and advise the Staff that as of April 30, 2006, the company had outstanding the warrants identified in the following table which includes other important information about these securities:

Name	Date of Grant	Vesting Date	Expiration Date	# of Shares	Exercise Price
Lilliput Holdings, Limited	5/6/2005	5/6/2005	5/6/2015	200,000	$ 0.25

The warrants have not been previously disclosed in the notes to the financial statements.

U.S. Securities and Exchange Commission
Mr. Robert Telewicz
May 29, 2007

In consideration of the Staff’s comment, we will disclose in all future filings, including the amendment to the 10-KSB/A, the terms and numbers of warrants outstanding, as well as how such warrants have been accounted for in the financial statements.

Form 10-QSB for fiscal quarter ended October 31, 2006

COMMENT:

3.
We have reviewed your response to our prior comment 13. Given that NM-PLC is a consolidated subsidiary, we do not understand your statement that the share issuances are only reflected in the financial statements to the extent of changes in minority ownership. Please tell us whether you recorded an asset related to the grant of the license from LVGI or compensation related to the shares issued to Tony Caporicci, including an explanation of how you determined the fair value of the shares issued. Please cite relevant accounting literature in your response.

RESPONSE:

3.
We respectfully acknowledge the Staff’s comment with respect to the issuance by the company’s subsidiary, NM-PLC, of 200,000 common shares to LVGI and 50,000 common shares to Tony Caporicci on October 20, 2006. We valued the 250,000 common shares issued to these entities at $195,594, the closing price for the common shares as reported on the AIM Market transaction date and using the foreign currency translation on that date. Of the 250,000 common shares issued, we allocated 50,000 shares $39,118 to consulting fees and 200,000 shares $156,476 as an asset to capitalized software.

Both the $156,476 and the $39,118 were not eliminated on the October 31, 2006, statement of cash flows. This transaction was identified on the January 31, 2007 statement of cash flow and incorrectly eliminated as a $163,643 non-cash property and equipment acquisition. The elimination was specifically described on the January 31, 2007 statement of cash flows as “adjustment for subsidiary stock issued for asset acquisition.”

In accounting for the issuance of the common shares of NM-PLC in the Company’s financial statements in the manner described above, we relied on FAS 95.

U.S. Securities and Exchange Commission
Mr. Robert Telewicz
May 29, 2007

Based on the above corrections, we are evaluating the impact to the quarterly financial statements and will review whether it will require an amended October 31, 2006 form 10-QSB/A that incorporates the changes set forth in this letter, your February 22, 2007 letter and our March 19, 2007 response letter. The changes to the financial statement would be as such:

	As Filed	Amendment	Difference
Balance Sheet

Minority Interest	$3,860,776	$3,775,861	(84,915)
Foreign Currency Translation Adjustment	(19,629)	65,286	84,915

Statement of Cash Flows

Minority interest in subsidiaries losses	(151,751)	(347,346)	(195,594)
Subsidiary stock issued for non cash expense	- 0 -	39,118	39,118
Purchases of property and equipment	(166,590)	(10,113)	156,477

Based on the above corrections, we are evaluating the impact to the quarterly financial statements and will review whether it will require an amended January 31, 2007 form 10-QSB/A that incorporates the changes set forth in this letter, your February 22, 2007 letter and our March 19, 2007 response letter. The changes to the financial statement would be as such:

	As Filed	Amendment	Difference
Balance Sheet

Minority Interest	$3,707,723	$3,622,808	(84,915)
Foreign Currency Translation Adjustment	(6,923)	77,992	84,915

Statement of Cash Flows

Subsidiary stock issued for non cash expense	- 0 -	39,118	39,118
Purchases of property and equipment	(111,766)	(115,931)	(4,165)
Minority interest in subsidiary losses	(304,804)	(500,399)	(195,595)

Given that the Company will be filing amendments to certain of the reports which are impacted by the changes discussed herein, we respectfully request that you furnish the Company with an indication that the Staff has no further comment as of the date of this letter to the reports which are the subject of its comment letters.

U.S. Securities and Exchange Commission
Mr. Robert Telewicz
May 29, 2007

The Company, in conjunction with its counsel and its auditors, has worked diligently to respond to your comments as expeditiously as possible, and we hope that we have fully addressed and resolved any concerns you may have had. If you wish to discuss this letter, or if you have further questions, please feel free to call me at (540) 437-1688.

Very truly yours,

/s/ Randolph H Brownell, III
Chief Operating Officer and
Chief Financial Officer
New Media Lottery Services, Inc.